Exhibit 10.1
SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT
     This Second Amended and Restated Employment Agreement is made by and between ConAgra Foods, Inc., a Delaware corporation (“Company”), and Robert F. Sharpe, Jr. (“Employee”), the 17th day of November 2010, but effective as of October 30, 2010 (the “Agreement Date”). The Board of Directors of the Company (“Board”) and Employee desire to amend and restate the September 25, 2008 Amended and Restated Employment Agreement between the Company and Employee to make certain changes to the terms and conditions of the agreement between the parties. In order to accomplish this objective, the Human Resources Committee of the Board has caused the Company to enter into this Agreement.
     NOW, THEREFORE, it is agreed as follows:
1.	Term of Employment. Employee’s term of employment under this Agreement shall continue in accordance with the terms hereof until the termination of Employee’s employment on May 29, 2011.

2.	Position and Duties.
2.1	Position. Employee resigns his position as President, Commercial Foods, effective October 15, 2010, and as of October 15, 2010, is the Company’s Senior Advisor to the Chief Executive Officer (“CEO”) and Employee shall have responsibility for projects as assigned by the CEO, including, but not limited to, advisory work on investor relations matters, mergers and acquisitions activity, Board relations, and transition support to the new President, Commercial Foods and the Executive Vice President and Chief Administrative Officer. Employee shall report to the Company’s CEO. Employee shall perform his duties in such locations in the United States as the CEO and Employee shall mutually determine, provided that Employee and the Company agree that Employee’s work may be substantially performed on a telecommuting basis from Employee’s address shown on the records of the Company. Administrative support will be provided by the Company through May 29, 2011.

2.2	Duties. Employee will be expected to work a reduced schedule, at a rate approximating, and not less than, 25% of a full time schedule. Employee shall devote his working time and efforts on behalf of the Company to the performance of the duties outlined above. Employee may, consistent with his duties hereunder, engage in charitable and community affairs, manage his personal investments and serve on the board of directors of Ameriprise Financial, Inc. and, subject to the prior approval of the CEO, which shall not be unreasonably withheld, on the board of directors of other companies.

3.	Compensation.
3.1	Base Salary. The Company shall pay Employee a Base Salary (“Base Salary”) at the rate of $250,000 per annum, which pay rate shall be effective as of October 30, 2010. The Base Salary shall be payable in accordance with the ordinary payroll practices of the Company.

3.2	Annual Incentive Bonus. Employee shall be entitled to receive an annual bonus under the Company’s Management Incentive Plan (“Annual Bonus Plan”), or any successor plan subsequently available for fiscal year 2011 to senior executive officers. Employee’s target bonus opportunity under the Annual Bonus Plan shall not be less than 100% of Employee’s total salary earned for fiscal year 2011. The performance goals with respect to such target bonus opportunity shall be as established by the Human Resources Committee of the Board for fiscal year 2011, based on such goals that have been recommended by the CEO and on a basis consistent with the establishment of such performance goals for senior executive officers of the Company. The actual bonus awarded to Employee will be at least equal to the funding level for the Annual Bonus Plan authorized by the Board of Directors for the version of the plan applicable to senior corporate employees generally. The Board of Directors retains the discretion to increase Employee’s actual award above the funded level, based on his individual performance, but not beyond the maximum award authorized for Employee for Internal Revenue Code Section 162(m) purposes. Employee agrees he must sign, and not revoke, a full waiver and release of claims in the Company’s standard form as a condition precedent to the receipt of his fiscal 2011 Annual Bonus Plan award.

3.3	Long Term Senior Management Incentive Plans. Employee participates or has participated in the Company’s Executive Incentive Plan, 2006 Stock Plan, 2006 Performance Share Plan, 2008 Performance Share Plan and other or successor incentive plans available from time to time to senior executive officers at levels determined by the Human Resource Committee of the Board of Directors and commensurate with the Employee’s position. Each such Plan, together with the Company’s Long-Term Senior Management Incentive Program and any other equity-based or other incentive program under which Employee has received or receives long-term awards, are collectively referred to as the “LTSMIP”. The terms of Employee’s LTSMIP awards shall be governed by the terms thereof.
4.	Other Benefits
4.1	Employee Benefit Plans. The Company shall provide Employee and his eligible dependents with coverage under all employee benefit programs, plans and practices in which the Employee is eligible given his new position and work schedule, in accordance with the terms thereof. Employee acknowledges and understands that on or after October 30, 2010, he will not be eligible to receive benefits under the Company’s health insurance and related welfare plans, Company paid life insurance plan, supplemental life insurance plan, and/or STD and LTD plans.

4.2	Non-Qualified Plans. Employee participates in the Company’s Non-Qualified Pension Plan (the “Non-Qualified Plan”) and Non-Qualified CRISP Plan (“Non-Qualified CRISP Plan”). For purposes of the Non-Qualified Plan, except as set forth below, years of service for purposes of calculating benefits will be credited at a three-for-one rate until Employee has service credit of thirty years, and Employee’s benefits thereunder shall be determined using the prior benefit formula as in effect under the qualified pension plan during 2004 (described as Option (A) in the Company’s August 2008 Proxy Statement). Notwithstanding the foregoing, (x) in the event of voluntary termination or retirement prior to attainment of age 60, a crediting rate of two-for-one shall apply in lieu of the three-for-one rate, and (y) the Board must approve a voluntary termination or retirement before November 7, 2010 and, in the event of such termination or retirement without approval by the Board, the Employee will not be entitled to any benefits under the Non-Qualified Plan or the Non-Qualified CRISP Plan. In the event of termination for “Cause”, the Employee will not be entitled to any benefits under the Non-Qualified Plan or the Non-Qualified CRISP Plan. Employee acknowledges and understands that he will not be eligible for a Company contribution under the Non-Qualified CRISP Plan for any calendar year in which he is not employed on December 31st.

4.3	Directors and Officers Liability Coverage. For acts occurring prior to October 15, 2010, Employee shall be entitled to the same coverage under the Company’s directors and officers liability insurance policies as is available to senior executive officers and directors with the Company. In any event, the Company shall indemnify and hold Employee harmless, to the fullest extent permitted by the laws of the State of Delaware, from and against all costs, charges and expenses (including reasonable attorneys’ fees) incurred or sustained in connection with any action, suit or proceeding to which Employee or his legal representatives may be made a party by reason of Employee’s being or having been a director, officer or employee of the company or any of its affiliates or employee benefit plans. The provisions of this subparagraph shall not be deemed exclusive of any other rights to which Employee seeking indemnification may have under any by-law, agreement, vote of stockholders or directors, or otherwise. The provisions of this paragraph shall survive the termination of this Agreement for any reason.

4.4	Expenses. Employee is authorized to incur reasonable expenses in carrying out his duties under this Agreement, including expenses for travel, long-distance telephone, IT services, and similar items related to such duties. The Company shall reimburse Employee for all such expenses upon presentation by Employee from time to time of an itemized account of such expenditures. Notwithstanding the foregoing, effective November 1, 2010, the Company shall not reimburse Employee for travel expenses (except to the extent such reimbursements are approved in advance by the CEO).

4.5	Reimbursement and In-Kind Benefit Rules. Any reimbursements or in-kind benefits to be provided pursuant to this Agreement (including but not limited to Sections 4.4 and 9) that are taxable to Employee shall be subject to the following restrictions: (a) each reimbursement must be paid no later than the last day of the calendar year following the Employee’s tax year during which the expense was incurred; and (b) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a tax year of the Employee may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other tax year of the Employee; (c) the period during which any reimbursement may be paid or in-kind benefit may be provided is the ten years after termination of this Agreement; and (d) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

4.6	Other Policies. The Company and Employee have entered into an Executive Time Sharing Agreement relating to Employee’s personal use of Company-provided aircraft. Such Executive Time Sharing Agreement is cancelled by the parties as of November 30, 2010.

4.7	Change of Control Benefits.
(a)	The Employee has entered into that certain Amended and Restated Change of Control Agreement effective as of January 1, 2009 (the “CoC Agreement”), which shall terminate in accordance with its terms upon the earlier to occur of October 30, 2010 and the date hereof.

(b)	If a Change of Control (as defined below) occurs prior to May 29, 2011, or the Company enters into a definitive agreement prior to May 29, 2011, the consummation of which will result in a Change of Control, the Company shall ensure the assumption of this Agreement by its successor.

(c)	“Change of Control” means:
(i)	Individuals who constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board; or

(ii)	Consummation of a reorganization, merger or consolidation, in each case with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities, or a liquidation or dissolution of the Company or the sale of all or substantially all of its assets.

(d)	Rabbi Trust: Within sixty (60) days following the Change of Control, an amount equal to the net present value (determined in good faith by the plan administrator under the Company’s Non-Qualified Plan) of the Non- Qualified Plan benefits described in Section 4.2 of this Agreement shall be deposited, in one lump sum payment, in a trust in the form of the model grantor trust contained in IRS Revenue Procedure 92-64, which trust is incorporated by reference; provided, however, that such deposit shall be made only to the extent that payment of the Non-Qualified Plan benefits described in Section 4.2 has not already been made by the Company. The acquirer, the Company, and its subsidiaries shall make up any Non-Qualified Plan benefits described in Section 4.2 the Employee does not receive from the trust, e.g., if the funds in the trust are insufficient to make the payments due to insufficient earnings in the trust. The trustee of such trust shall be a national or state chartered bank.
4.8	Stock Ownership. During the period of his employment hereunder, the Employee agrees to comply with the Company’s executive stock ownership guidelines as existing from time to time, and which currently prohibit Employee from selling any shares of Company common stock except (i) shares, the proceeds of which are used to pay taxes resulting from the vesting or exercise of options, and (ii) sales, so long as, immediately following such sale, Employee owns shares of Company common stock (as determined under the Company’s share ownership guidelines, as modified from time to time) with a value (as determined under the Company’s share ownership guidelines, as modified from time to time) equal to or in excess of four (4) times Employee’s annual Base Salary.

4.9	Post-Retirement Benefits.
(a)	Upon termination of employment following November 7, 2010, or, if earlier, due to death or disability, or involuntary termination without Cause, Employee will be deemed eligible for early and normal retirement (“Retiree Eligible”) under all pension (other than qualified pension plans), welfare benefit, the LTSMIP and any other equity incentive plans and programs applicable to Employee.

(b)	So long as Employee is Retiree Eligible, Employee (his wife and other covered dependents) shall be provided post-employment COBRA-equivalent medical coverage, at Employee’s after-tax expense, until each of Employee and his wife, respectively, attain age 65 (and other covered dependents otherwise would cease to be eligible for coverage). This benefit would fill gaps in Company-provided retiree plan coverage.
5.	Separation from Service. The Company may terminate Employee’s employment at any time for Cause, and Employee may terminate his employment at any time for any reason, subject to the terms of this Section 5. For purposes of this Section 5, the following terms shall have the following meanings:

(a)	“Cause” shall be limited to (i) action by Employee involving willful malfeasance in connection with his employment having a material adverse effect on the Company, (ii) substantial and continuing refusal by Employee in willful breach of this Agreement to perform the duties assigned to him, which refusal has a material adverse effect on the Company, or (iii) Employee being convicted of a felony involving moral turpitude under the laws of the United States or any state.

(b)	“Permanent Disability” shall mean Employee is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Company’s long-term disability plan.

(c)	“Separation from Service”, “termination of employment” and similar references shall mean the date that Employee’s employment with the Company terminates under circumstances that constitute a separation from service within the meaning of Internal Revenue Code Section 409A. Generally, Employee will incur a Separation from Service if the Employee dies, retires, or otherwise has a termination of employment with the Company, determined in accordance with the following:
(i)	Leaves of Absence. The employment relationship is treated as continuing intact while Employee is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six (6) months, or, if longer, so long as Employee retains a right to reemployment with the Company under an applicable statute or by contract (including but not limited to this Agreement). A leave of absence constitutes a bona fide leave of absence only if there is a reasonable expectation that Employee will return to perform services for the Company. If the period of leave exceeds six (6) months and Employee does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first date immediately following such six (6) month period. Notwithstanding the foregoing, where a leave of absence is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes Executive to be unable to perform the duties of his or her position of employment or any substantially similar position of employment, a twenty nine (29) month period of absence shall be substituted for such six (6) month period. However, Employee acknowledges and understands that a leave of absence shall not extend his termination of employment beyond May 29, 2011.

(ii)	Dual Status. Generally, if Employee performs services both as an employee and an independent contractor, Employee must separate from service both as an employee, and as an independent contractor pursuant to standards set forth in Treasury Regulations, to be treated as having a Separation from Service. However, if Employee provides services to the Company as an employee and as a member of the Board, and if any plan in which such person participates as a Board member is not aggregated with this Agreement pursuant to Treasury Regulation section 1.409A-1(c)(2)(ii), then the services provided as a director are not taken into account in determining whether Employee has a Separation from Service as an employee for purposes of this Agreement.

(iii)	Termination of Employment. Whether Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Company and the Employee reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services Executive would perform after such date (whether as an employee or as an independent contractor except as provided in clause (ii) above) would permanently decrease to no more than twenty (20) percent of the average level of bona fide services performed (whether as an employee or an independent contractor, except as provided in clause (ii) above) over the immediately preceding thirty six (36) month period (or the full period of services to the Company if Executive has been providing services to the Company less than thirty six (36) months). For periods during which Employee is on a paid bona fide leave of absence and has not otherwise terminated employment as described above, for purposes of this clause (iii) Employee is treated as providing bona fide services at a level equal to the level of services that the Employee would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which Employee is on an unpaid bona fide leave of absence and has not otherwise terminated employment are disregarded for purposes of this clause (iii) (including for purposes of determining the applicable thirty six (36) month (or shorter) period).

(iv)	Service with Related Companies. For purposes of determining whether a Separation from Service has occurred under the above provisions, the “Company” shall include the Company and all Related Companies.
(e)	“Related Companies” shall mean: (i) any corporation that is a member of a controlled group of corporations (as defined in Code Section 414(b)) that includes the Company; and (ii) any trade or business (whether or not incorporated) that is under common control (as defined in Code

Section 414(c)) with the Company. For purposes of applying Code §§ 414(b) and (c), 25% is substituted for the 80% ownership level.
5.1	Termination Upon Death or Permanent Disability. In the event of a Separation from Service by reason of Employee’s death or Permanent Disability (i) all options and other awards granted in connection with the LTSMIP other than LTSMIP awards with respect to which vesting is determined based upon performance (including but not limited to performance share awards or options that vest based upon performance), shall become fully vested, and all vested options will be exercisable during the remainder of the term of such options, (ii) all deferred compensation (not including retirement benefits) shall be paid to Employee’s estate or designated beneficiary in accordance with the terms of such deferred compensation (iii) Employee and his dependents shall continue to participate in the Company’s employee benefit plans in which Employee was eligible to participate at the time of his death or Permanent Disability to the extent provided in such plans with respect to the death or Permanent Disability of senior officers of the Company, (iv) Employee’s Base Salary shall be paid (subject to any applicable deferral election) through May 29, 2011, together with any accrued, but unused, vacation pay, and (v) Employee shall receive (subject to any applicable deferral election) a benefit under the Annual Bonus Plan, and the LTSMIP; in the case of the Annual Bonus Plan, the benefit will be pro rated based on completed days during the applicable fiscal year, and in the case of the LTSMIP the benefit will be prorated based upon fiscal years completed prior to death or disability; also, in the case of death, the benefit will be based on target, and in the case of disability the benefit will be based on actual performance for the performance period during which disability occurs as set forth in the applicable plan; and in all cases the benefits shall be paid at the time set forth in the applicable plan.

5.2	Termination Without Cause. If there is a Separation from Service initiated by the Company without Cause in addition to being Retiree Eligible under Section 4.9(a) of this Agreement, (i) Employee’s Base Salary shall be paid (subject to any applicable deferral election) through May 29, 2011, together with any accrued, but unused, vacation pay, (ii) Employee’s pension benefit under the Non-Qualified Plan shall be paid at the time applicable based on the terms of the Non-Qualified Plan but the amount of the benefit shall be based on the amount accrued to the date of termination, plus the additional amount that would have accrued through May 29, 2011, if Employee would have remained employed and received compensation described in clause (i) above and (iii) below, such pension benefit to be paid in accordance with the Non-Qualified Plan, (iii) Employee shall be paid an amount equal to the Annual Bonus Plan award contemplated by Section 3.2 above, when bonuses are paid to other senior officers (but no later than two and one-half months after the end of the fiscal year with respect to which such bonus is determined); and (v) Employee and his dependents shall be entitled to continued participation (at Employee’s after-tax expense for the entire cost of coverage to the extent necessary to avoid Employee recognizing taxable income related to benefits provided by such coverage under Internal Revenue Code

Section 105(h)) in all health and welfare plans or programs that are exempt from 409A in which Employee and such dependents were participating on the date of the termination until the earlier of (a) the second anniversary of termination of employment, and (b) the date, or dates, Executive receives equivalent coverage and benefits under the plans and programs of a subsequent employer (such coverages and benefits to be determined on a coverage-by-coverage, or benefit-by-benefit basis); provided that, to the extent Employee is precluded from continuing participation in any such plan or program as provided in this Section or must pay the expense thereof, the Company shall pay to Employee an amount equal to the sum of (x) with respect to insured benefits, the present value (discounted using the then published 2-year Treasury rate) of the premiums expected for coverage or that would be paid by Employee if Employee were to continue coverage at his expense pursuant hereto, less any active employee portion of the premiums, plus (y) with respect to benefits not insured, the present value (discounted using the then published 2-year Treasury rate) of the expected gross cost per employee to the Company to provide such benefits less active employee contributions.

5.3	Termination With Cause or by Employee’s Voluntary Resignation. If there is a Separation from Service initiated by the Company with Cause, or resulting from Employee voluntarily initiating a Separation from Service, then (i) Employee shall be paid the Base Salary through the month of termination, and (ii) Employee shall receive benefits, if any, under Company plans in accordance with the terms of such plans.

5.4	Timing of Payments. Subject to Section 5.5 below, all cash payments required hereunder following death, Permanent Disability or any other Separation from Service shall be made within fifteen days following such Separation from Service; provided, that (i) payments under the Annual Bonus Plan or the LTSMIP pursuant to Sections 3.2, 5.1(v) or 5.2(iii) shall be made following (a) with respect to the Annual Bonus Plan payment, delivery of the full waiver and release of claims referenced in Section 3.2 within 60 days after May 29, 2011, and (b) the end of the applicable fiscal year or other performance period at the same time as such payments are made to the Company’s other Employees participating in such plans (but no later than, under either (a) or (b), two and one-half months after the end of the fiscal year or performance period with respect to which such bonus or LTSMIP amount is determined) and (ii) payments under the non-qualified retirement or deferred compensation plans shall be made in accordance with the provisions of such plans.

5.5	Six Month Wait. Notwithstanding anything contained in this Agreement to the contrary, if the Employee is a “specified employee” (determined in accordance with Code Section 409A and Treasury Regulation Section 1.409A-3(i)(2)) as of the date of Separation from Service (other than a Separation from Service due to death), then (i) any payment, benefit or entitlement provided for in this Agreement that is payable upon Separation from Service and during the first six months following the date of Separation from Service shall be paid or provided to the Employee in a lump sum cash payment to be made on the earlier of (a) the Employee’s death or (b) the first business day (or within 30 days after such first business day) of the seventh calendar month immediately following the month in which the date of Separation from Service occurs, and (ii) any other payment referred to in clauses (i) and (ii) of Section 5.4 shall be paid as provided therein. If any payment is delayed pursuant to this Section 5.5, the Company shall pay interest at the rate described below on the postponed payments from the date the payment would have been due but for this Section 5.5 to the date on which such amounts are paid. Interest shall be credited at an annual rate equal to the rate announced by Wells Fargo & Company (or its successor) as its “prime rate” as of the date the payment would have been due but for this Section 5.5, plus one percent (1%), compounded annually.

5.6	Code Section 409A. It is intended by the Company and Employee that all compensation and benefits payable or provided to the Employee under this Agreement or otherwise shall fully comply with the provisions of Section 409A of the Internal Revenue Code and the Treasury Regulations relating thereto so as not to subject Employee to the additional tax, interest or penalties which may be imposed under Section 409A. The parties acknowledge that 409A is ambiguous in certain respects. The Company agrees that it will attempt in good faith not to take any action, or refrain from taking any action, that would result in the imposition of tax, interest and/or penalties upon the Employee under 409A. To the extent the Company has acted or refrained from acting in good faith as required by this Section, it will not be responsible for any consequences of failure to comply with 409A.
6.	Nondisclosure of Confidential Information. Employee shall not, without the prior written consent of the Company, disclose any Company Confidential Information except (i) in the business of and for the benefit of the Company, while employed by the Company, or (ii) when required to do so by a court of competent jurisdiction, by any administrative body or legislative body. “Confidential Information” shall mean non-public information concerning the Company’s financial data, strategic business plans, product development and other proprietary information, except for items which have become publicly available information or are otherwise known to the public. Confidential Information does not include information the disclosure of which could not reasonably be expected to adversely affect the business of the Company.

7.	Noncompetition/Non-Solicitation.
(a)	From the Agreement Date through a period ending one year following the termination of the employment of Employee with the Company for any reason (the “Restricted Period”), Employee shall not be an executive officer, board member, 5% or greater owner or partner, or employee of a food company with revenues over $1 billion.

(b)	During the Restricted Period, Employee will not directly or through others, without the prior written consent of the Board (i) directly or indirectly recruit, hire, solicit or induce, or attempt to induce, any employee of the Company or its associated companies to terminate their employment with or otherwise cease their relationship with the Company or its associated companies, or (ii) solicit business or customers of the Company.

(c)	Employee agrees that any breach of the covenants contained in this Section 7, and the covenants contained in the preceding Section 6, will irreparably injure the Company, and accordingly the Company may, in addition to pursing any other remedies available at law or in equity, obtain an injunction against Employee from any court having jurisdiction over the matter, restraining any further violation of such provisions by Employee.
Employee acknowledges and agrees that the provisions of this Section 7 are reasonable and valid in duration and scope and in all other respects. If any court determines that any provision of this Section is unenforceable because of duration or scope of such provision, such court shall have the power to reduce the scope or duration of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

8.	Offsets. In the event of a Company breach of this Agreement, Employee shall not be required to mitigate damages nor shall the payments due Employee hereunder be reduced or offset by reason of any payments Employee may receive from any other source or by any amounts owing by Employee to the Company.

9.	Separability; Legal Fees. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, then such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect. In addition, the Company shall pay to Employee as incurred all legal and accounting fees and expenses incurred by Employee in seeking to obtain or enforce any right or benefit provided by this Agreement or any other compensation-related plan, agreement or arrangement of the Company, unless Employee’s claim is found by a court of competent jurisdiction to have been frivolous.

10.	Assignment. This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of Employee and the assigns and successors of the Company, but neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by Employee (except by will or by operation of the laws of intestate succession) or the Company, except that the Company shall assign this Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially of the stock, assets or businesses of the Company.

11.	Amendment. This Agreement may only be amended by mutual written agreement between the Company and Employee.

12.	Notices. All notices or communications hereunder shall be in writing, addressed as follows:

To the Company:	ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102
Attn: Corporate Secretary

To Employee:	At the address shown on the records of the Company
Any such notice or communication shall be sent certified or registered mail, return receipt requested, postage prepaid, addressed as above (or to such other address as such party may designate in a notice duly delivered as described above), and the actual date of mailing shall determine the date at which notice was given.

13.	Governing Law. This Agreement shall be construed, interpreted and governed in accordance with the laws of Delaware without reference to such state’s rules relating to conflicts of law.

14.	Arbitration. Any controversy or claim arising out of this Agreement or any breach shall be resolved by arbitration pursuant to this Section and the then current rules of the American Arbitration Association. The arbitration shall be held in Omaha, Nebraska before three arbitrators who are knowledgeable of employment law. If the parties cannot agree on the appointment, then one arbitrator shall be appointed by the Company, one by the Employee, and the third shall be appointed by the first two arbitrators. The arbitrator’s decision and award shall be final and binding and may be entered in any court having jurisdiction thereof. The arbitrator shall not have the power to award punitive or exemplary damages. Each party shall bear its own attorneys’ fees associated with the arbitration and other costs and expenses of the arbitration shall be borne as provided by the rules of the American Arbitration Association; provided, however, that unless the arbitrators determine the position of the Employee was frivolous, then Employee shall be entitled to reimbursement for reasonable attorneys’ fees and expenses and arbitration expenses incurred in connection with the dispute. If any portion of this paragraph is held to be unenforceable, then it shall be severed and shall not affect either the duty to arbitrate or any other part of this paragraph. The Company may seek interim injunctive relief to enforce restrictive covenants pending resolution of any arbitration.

15.	Employee Representation. The Employee represents and warrants to the Company that the Employee is not a party to or bound by, and the employment of the Employee by the Company or the Employee’s disclosure of any information to the Company or its use of such information will not violate or breach any employment, retainer, consulting, license, non-competition, non-disclosure, trade secrets or other agreement between the Employee and any other person, partnership, corporation, joint venture, association or other entity.

16.	Entire Agreement. This Agreement supersedes the September 25, 2008 Amended and Restated Employment Agreement and any unwritten agreements or understandings by and between the Employee and the Company and any of its Affiliates or their respective directors, officers, shareholders, employees, attorneys, agents, or representatives, and, together with the agreements, plans and programs referred to herein, constitutes the entire agreement between the parties, respecting the subject matter hereof and there are no representations, warranties or other commitments other than those expressed herein. If there is a conflict between any provision of this Agreement and any provision of any Company plan or agreement pursuant to which employee benefits are provided to Employee, including any stock option or other award agreement, then the provision most favorable to Employee will control. Employee acknowledges that certain plans maintained by the Company must comply with ERISA, the Internal Revenue Code and the terms and conditions of the plans (“Qualified Plans”). Nothing contained in this Agreement will require the Company to provide any benefit contrary to the terms and conditions of the Qualified Plans or in violation of ERISA or the Internal Revenue Code. To the extent any benefit to be provided hereunder to the Employee cannot be provided through a Qualified Plan, the Company will provide the benefit on a non-qualified basis.
IN WITNESS WHEREOF, the parties have executed this Agreement the 17th day of November 2010, to be effective as of the date first above written.
THIS CONTRACT CONTAINS AN ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

CONAGRA FOODS, INC.
By:	/s/ Gary M. Rodkin
President and Chief Executive Officer

/s/ Robert F. Sharpe, Jr.
Robert F. Sharpe, Jr.

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